                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    4     )*
                                          ---------

                             Eljer Industries, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock with $1.00 par value
- -------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    287161103
           --------------------------------------------------------
                                 (CUSIP Number)

    James P. Lennane, 4820 Bayshore Drive, Suite D. Naples, Florida  33962
                                 (813) 732-5500
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 23, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   THIS DOCUMENT IS A COPY OF THE AMENDMENT NO. 4 TO SCHEDULE 13D FILED ON MARCH 31, 1995 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                 SCHEDULE 13D

CUSIP No. 287161103                                       Page  6  of 13  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      James P. Lennane
      ###-##-####
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /X/
                                                                       (b)  / /

- -------------------------------------------------------------------------------
 (3) SEC USE ONLY


- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

       PF
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
- -------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                         637,100
                             --------------------------------------------------
  BENEFICIALLY                (8) SHARED VOTING POWER

    OWNED BY                              0
                             --------------------------------------------------
      EACH                    (9) SOLE DISPOSITIVE POWER

    REPORTING                       637,100
                             --------------------------------------------------
     PERSON                  (10) SHARED DISPOSITIVE POWER

      WITH                                0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       637,100
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.94%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

       IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 287161103                                       Page  7  of 13  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Bette M. Byouk
      ###-##-####
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /X/
                                                                       (b)  / /

- -------------------------------------------------------------------------------
 (3) SEC USE ONLY


- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

       PF
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
- -------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                         2,000
                             --------------------------------------------------
  BENEFICIALLY                (8) SHARED VOTING POWER

    OWNED BY                        0
                             --------------------------------------------------
      EACH                    (9) SOLE DISPOSITIVE POWER

    REPORTING                       2,000
                             --------------------------------------------------
     PERSON                  (10) SHARED DISPOSITIVE POWER

      WITH                          0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,000
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .028%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

       IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 287161103                                       Page  8  of 13  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Susan Kahl Lennane
      ###-##-####
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /X/
                                                                       (b)  / /

- -------------------------------------------------------------------------------
 (3) SEC USE ONLY


- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

       PF
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
- -------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                         2,000
                             --------------------------------------------------
  BENEFICIALLY                (8) SHARED VOTING POWER

    OWNED BY                        0
                             --------------------------------------------------
      EACH                    (9) SOLE DISPOSITIVE POWER

    REPORTING                       2,000
                             --------------------------------------------------
     PERSON                  (10) SHARED DISPOSITIVE POWER

      WITH                          0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,000
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .028%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

       IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Statement constitutes Amendment No.4 to the Schedule 13D (the "Schedule 13D") filed by James P. Lennane, Bette M. Byouk, and Susan Kahl Lennane with respect to Common Stock, with $1.00 par value, of Eljer Industries, Inc. ("Eljer"). In conformance with EDGAR requirements all items are restated. All capitalized items shall have the meanings assigned to them in the Schedule 13D unless otherwise indicated herein.

ITEM 1.  SECURITY AND ISSUER.

   This Schedule 13D relates to the shares of Common Stock, with $1.00 parvalue, of Eljer Industries, Inc. ("Eljer"), a Delaware corporation. The address of Eljer's principal executive offices is 17120 Dallas Parkway, Dallas, Texas 75248.

ITEM 2.  IDENTITY AND BACKGROUND.

   This statement is being filed jointly by:

   (1) James P. Lennane, a natural person whose address is 4820 Bayshore Drive, Suite D, Naples, Florida 33962. Mr. Lennane principal occupation is as an investor on his own behalf.

   (2) Bette M. Byouk, a natural person whose address is 7032 Pelican Bay Blvd., #104, Naples, Florida 33963. Ms. Byouk principal occupation is as Mr. Lennane's controller.

   (3) Susan Kahl Lennane, a natural person whose address is 4820 Bayshore Drive, Suite D, Naples, Florida 33962. Ms. Lennane principal occupation is as homemaker.

   Mr. Lennane, Ms. Byouk, and Ms. Lennane will be collectively identified herein as the "Stockholders."

   During the last five years, none of the Stockholders has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanor( or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Mr. Lennane, Ms. Byouk, and Ms Lennane are each United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Mr. Lennane has paid a total of $4,751,376.80 for his 637,100 shares of Eljer Common Stock. Portions of these shares were originally purchased on margin but are fully paid as of the date of this filing with Personal Funds as the source.

   Ms. Byouk purchased 2,000 shares of Eljer Common Stock for $15,450.00, which came from personal funds.

   Ms. Lennane purchased 2,000 shares of Eljer Common Stock for $13,530.90, which came from personal funds.

   Since the last filing, May 17, 1994, Mr. Lennane has purchased a total of 77,000 shares of Eljer Common Stock at an aggregate purchase price of $413,961. Portions of these shares were originally purchased on margin but are fully paid as of the date of this filing with Personal Funds as the source.

ITEM 4.  PURPOSE OF TRANSACTION.

   Each of the Stockholders has purchased the Common Stock of Eljer for investment purposes. Such purchases are consistent with each of the Stockholders' individual portfolio of stocks which in each case consists, in large part, of investments in companies which each of the Stockholders individually believe to be undervalued.

   On April 2, 1992, Mr. Lennane telephoned Mr. Carl Mudd, Vice President Finance of Eljer, advising Mr. Mudd of his investment in Eljer and expressing his interest in serving on Eljer's Board of Directors. On May 28, 1992, Mr. Lennane contacted Mr. Mudd, by telephone and letter (Exhibit 1), again advising Mr. Mudd of his investment in Eljer and expressing his interest in serving on Eljer's Board of Directors. Mr. Lennane has received no response from any representative of Eljer to his indication of interest.

   During December 1994 and the first quarter of 1995 Mr. Lennane made numerous informal verbal approaches to Eljer Management seeking a Board position. In addition, Mr. Lennane attended an informal dinner meeting with the entire Eljer Board on Feb. 21, 1995 at which he presented his position that Eljer would be well served by having at least one major shareholder on the company's Board of Directors.

   To date, the Board has not communicated any decision to Mr. Lennane relative to his requests. Mr. Lennane intends to continue to communicate his desire for a Board seat through contact with individual Board members.

   Neither Ms. Byouk nor Ms. Lennane has participated in discussions relating to Mr. Lennane's inquiry and neither has any intent with regard to their respective holdings of Eljer Common Stock other than investment.

   At the present time, Mr. Lennane is also considering other alternatives available to him in connection with Eljer, including making further acquisitions of Eljer stock, either through open market purchases, privately negotiated transactions and/or a tender offer.

   Notwithstanding the above, none of the Stockholders foreclose the possibility of disposing of all or a portion of their Eljer stock, held by each such individual consistent with the investment intent of each, through the open market or in privately negotiated transactions with one or more purchasers which may include Eljer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   As of close of business on March 23, 1995 Mr. Lennane owns 637,100 shares of Common Stock of Eljer, or 8.94% of the outstanding shares of Common Stock, based upon the outstanding shares of Eljer Common Stock disclosed in the Standard & Poors as of October 2, 1994. Mr. Lennane has sole beneficial ownership and voting power with respect to such shares. Mr. Lennane has engaged in the following transactions with respect to the Common Stock of Eljer within the past 60 days:



  Trade Date                  Number of Shares       Price Per Share
  ----------                  Bought/(Sold)          ---------------
                              -------------
  March 1,  1995                  1,000                  $5.1250
  March 1,  1995                  5,000                  $5.1250
  March 6,  1995                  1,000                  $5.0000
  March 9,  1995                  2,000                  $4.3750
  March 9,  1995                  2,000                  $4.3750
  March 9,  1995                 14,000                  $4.3040
  March 10, 1995                  1,000                  $4.8750
  March 10, 1995                    500                  $4.8750
  March 10, 1995                    500                  $4.7500
  March 10, 1995                  1,000                  $4.7500
  March 10, 1995                  1,000                  $4.8750
  March 10, 1995                  1,000                  $4.7500
  March 22, 1995                  5,000                  $4.8750
  March 22, 1995                  5,000                  $4.6250
  March 22, 1995                  4,500                  $4.5000
  March 22, 1995                  3,000                  $4.8750
  March 22, 1995                    500                  $4.3750
  March 23, 1995                  5,000                  $5.7200
  March 23, 1995                  5,000                  $6.1250


   No purchases or sales were made by Ms. Byouk or Ms. Lennane with respect to the Common Stock of Eljer within the past 60 days.

   All transactions were open market sales made through D.A. Davidson & Co., Jefferies & Company, Inc. and Sutro & Co. on the National Association of Securities Dealers, Inc. NASDAQ/National Market System (NMS"). Mr. Lennane has sole voting and dispositive power with respect to these shares.

   Bette M. Byouk purchased 2,000 shares of Eljer Common Stock on the open market (NMS) through Sutro & Co. Incorporated, with her personal funds on December 28, 1990, at a purchase price of $7.50 per share. Ms. Byouk has sole voting and dispositive power with respect to these shares.

   Susan Kahl Lennane purchased 1,000 shares of Eljer Common Stock on the open market (NMS) through A.G. Edwards & Sons, Inc. with her personal funds on May 28, 1992, at a purchase price of $6.25 per share. Ms. Lennane also purchased 1,000 shares of Eljer Common Stock on the open market through A.G. Edwards & Sons, Inc., with her personal funds on June 1, 1992, at a purchase price of $7.00 per share. Ms. Lennane has sole voting and dispositive power with respect to these shares.

   Based on the foregoing, the Stockholders may be deemed to own 641,100 shares of Eljer Common Stock, which is 8.99% of the outstanding Common Stock of Eljer. Each of the Stockholders disclaims beneficial ownership of the shares of Eljer Common Stock owned by either of the other Stockholders.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   None of Mr. Lennane, Ms. Byouk, or Ms. Lennane, to the best of their knowledge, has any contract, arrangement, understanding or relationship (legal or otherwise) with the other Stockholders or with any other person with respect to any securities of Eljer, other than the Joint Filling Agreement among the Stockholders referenced under Item 7.4.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

   1. Letter dated May 28, 1992, from Mr. Lennane to Mr. Carl Mudd, Vice President Finance of Eljer, incorporated by reference to Exhibit 1 of the
       Schedule 13D filed by Mr. Lennane on June 5, 1992.

   2. Mr. Lennane's Lending Agreement with Sutro & Co. Incorporated, dated November 17, 1989, incorporated by reference to Exhibit 2 of the Schedule 13D filed by Mr. Lennane on June 5, 1992.

   3. Mr. Lennane's Lending Agreement with Jefferies & Company, Inc., dated August 1, 1990, incorporated by reference to Exhibit 3 of the Schedule 13D filed by Mr. Lennane on June 5, 1992.

   4. Joint filing agreement between the Stockholders dated June 5, 1992, incorporated by reference to Exhibit 4 of the Schedule 13D filed by Mr. Lennane on June 5, 1992.

   5. Letter dated June 8, 1992, from Mr. Carl Mudd, Vice President-Finance of Eljer, to Mr. Lennane, incorporated by reference to Exhibit 5 of the
       Schedule 13D, Amendment #1 filed by Mr. Lennane on January 8, 1993.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 1995





By: /s/ James P. Lennane
    -------------------------------------
     James P. Lennane